

October 17, 2022

Edmond Coletta
President and Chief Financial Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland , VT 05701

      Re: Casella Waste Systems, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2021
            Filed February 18, 2022
            File No. 000-23211

Dear Edmond Coletta:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation